UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE TO

(Amendment No. 7)

Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

_____________________________________

STRATASYS LTD.
(Name of Subject Company (Issuer))

NANO DIMENSION LTD.
(Name of Filing Person (Offeror))
_____________________________________

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M85548101
(CUSIP Number of Class of Securities)

Yael Sandler
Chief Financial Officer
Nano Dimension Ltd.
2 Ilan Ramon, Ness Ziona
7403635, Israel
Telephone: +972-73-7509142
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________________________

With copies to:

Oded Har-Even, Esq.
Howard Berkenblit, Esq.
Angela Gomes, Esq.
Eric Victorson, Esq.
Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Telephone: (212) 660-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Nano Dimension Ltd., a company organized under the laws of the State of Israel (“Nano”), with the U.S. Securities and Exchange Commission on May 25, 2023, as subsequently amended. The Schedule TO relates to the offer (the “offer”) by Nano to purchase up to 27,925,689 outstanding ordinary shares, NIS 0.01 par value per share, of Stratasys Ltd. (“Stratasys” and “Stratasys Shares,” respectively), not already owned by Nano, such that Nano would own up to and no more than 55% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of owning at least 53% of the outstanding Stratasys Shares upon consummation of the offer, but in any event no less than 5% of the outstanding Stratasys Shares are tendered in the offer, at the price of $18.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 25, 2023, and previously filed as Exhibit (a)(1)(A) to the Schedule TO (together with any amendments or supplements thereto, the “Original Offer to Purchase”) as further amended and supplemented by the Supplement to Offer to Purchase, dated June 27, 2023 and filed herewith as Exhibit (a)(1)(I) (the “Supplement” and, together with the Original Offer to Purchase as amended and supplemented prior to the date hereof, the “Offer to Purchase”), and in the related Amended Letter of Transmittal, dated June 27, 2023, a copy of which is filed herewith as Exhibit (a)(1)(J) (the “Amended Letter of Transmittal,” and together with the Offer to Purchase, the “Offer Documents”).

Nano is now offering to purchase up to 25,266,458 of the outstanding Stratasys Shares not owned by Nano, such that Nano would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of owning at least 46% of the outstanding Stratasys Shares upon consummation of the offer, but in any event no less than 5% of the outstanding Stratasys Shares are tendered in the offer, at the increased price of $20.05 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer Documents. Nano has also extended the Offer Period to 5:00 p.m., New York time, on July 24, 2023, unless the offer is further extended, or earlier terminated, and decreased the percentage of Stratasys Shares being sought in the offer as set forth below. The Depositary has advised Nano that, as of 11:59 p.m., New York time, on June 26, 2023, 4,874,887 Stratasys Shares had been validly tendered and not properly withdrawn pursuant to the offer, and 899,973 Stratasys Shares had been tendered pursuant to Notices of Guaranteed Delivery.

Except as otherwise set forth in this Amendment No. 7, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference in response to all of the items of the Schedule TO and is amended and supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 7 together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented to reflect the amendment and supplement of the Original Offer to Purchase and the information in the related Offer Documents as follows:

(1)    All references to the Offer Price in the offer (previously $18.00 per Stratasys Share) now means a price of $20.05 per Stratasys Share.

(2)    All references to the Threshold Condition in the offer (previously 3,420,074 Stratasys Shares) now means 3,427,606 Stratasys Shares (and such number of Stratasys Shares represents approximately 5% of the issued and outstanding Stratasys Shares, as of the Expiration Date).

(3)    All references to the Minimum Condition in the offer (previously 26,557,660 Stratasys Shares) now means a Minimum Condition of 21,838,853 Stratasys Shares (representing approximately 31.9% of the outstanding Stratasys Shares, such that Nano would own at least 46% of the outstanding Stratasys Shares, as of the Expiration Date).

(4)    All references to the number of Stratasys Shares to be purchased in the offer (previously 27,925,689 Stratasys Shares) now means 25,266,458 Stratasys Shares (and such number of Stratasys Shares represents approximately 36.9% of the outstanding Stratasys Shares, such that Nano would own up to and no more than 51% of the outstanding Stratasys Shares, as of the Expiration Date).

(5)    All references to the Expiration Date (previously 11:59 p.m., New York time, on June 26, 2023, unless the offer is extended or earlier terminated) now means 5:00 p.m., New York time, on July 24, 2023, unless the offer is further extended, or earlier terminated.

(6)    All references to the Final Expiration Date (previously 11:59 p.m., New York time, on June 30, 2023) now means 5:00 p.m., New York time, on July 28, 2023.

(7)    All references in the language of the Rights Plan Condition in the offer referencing Nano having “sole discretion” to determine whether the Rights Plan Condition has been satisfied are now replaced with Nano having “reasonable discretion” to make that determination.

(8)    All references to Nano owning approximately 14.2% of the outstanding Stratasys Shares based on the number of Stratasys Shares outstanding as of April 3, 2023, are now replaced with Nano owning approximately 14.1% of the outstanding Stratasys Shares based on the number of Stratasys Shares outstanding as of May 24, 2023.

(9)    All references to the Letter of Transmittal now include the Amended Letter of Transmittal, all references to the Notice of Guaranteed Delivery now include the Amended Notice of Guaranteed Delivery, all references to the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees now include the Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, all references to the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees now include the Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and all references to the Notice of Objection now include the Amended Notice of Objection.

(10)  By adding the following paragraph thereto:

“On June 27, 2023, Nano issued a press release announcing: (i) the extension the Offer Period to 5:00 p.m., New York time, on July 24, 2023, unless further extended or earlier terminated, to facilitate the ongoing review by CFIUS and to allow for the completion of the regulatory review process under the Hart-Scott-Rodino Act; (ii) the amendment of the offer such that Nano is now offering to purchase up to 25,266,458 of the outstanding Stratasys Shares not owned by Nano, representing approximately 36.9% of the outstanding Stratasys Shares, such that we would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the offer, subject to owning a minimum of 21,838,853 Stratasys Shares, representing approximately 31.9% of the outstanding Stratasys Shares, and in no event less than 3,427,606 Stratasys Shares, representing 5% of the outstanding Stratasys Shares, are tendered in the offer, exclusive of the Stratasys Shares held by Nano, as of the Expiration Date; and (iii) the increased offer price of $20.05 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest.”

(11)  By deleting the second sentence of the first paragraph on the cover page of the Original Offer to Purchase in its entirety and replacing it with the following sentence:

“Based on the Schedule 14D-9 filed by Stratasys on May 30, 2023, there were 68,552,104 Stratasys Shares outstanding as of May 24, 2023, of which 58,856,989 Stratasys Shares are not already owned by Nano, or approximately 85.9%.”

(12)  By adding the following disclosure as the last paragraph of Section 1 of the Original Offer to Purchase, entitled “Background of the Offer; Contacts with Stratasys”:

“On June 27, 2023, we issued a press release announcing: (i) the extension of the Offer Period to 5:00 p.m., New York time, on July 24, 2023, unless further extended or earlier terminated, to allow for the completion of the regulatory review process by CFIUS and under the Hart-Scott-Rodino Act; (ii) the amendment of the offer such that Nano is now offering to purchase up to 25,266,458 of the outstanding Stratasys Shares not owned by Nano, representing approximately 36.9% of the outstanding Stratasys Shares, such that we would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the offer, subject to owning a minimum of 21,838,853 Stratasys Shares upon consummation of the offer, representing approximately 31.9% of the outstanding Stratasys Shares, and in no event less than 3,427,606 Stratasys Shares, representing 5% of the outstanding Stratasys

Shares, are tendered in the offer, exclusive of the Stratasys Shares held by Nano, as of the Expiration Date; and (iii) the increase of the Offer Price to $20.05 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest.”

(13)  By amending and restating the following paragraph on page 31 of the Original Offer to Purchase:

“The foregoing conditions are for the sole benefit of Nano and may be asserted by us regardless of the circumstances giving rise to any such conditions so long as they are not caused exclusively by any action or inaction of any member of Nano, and, in the case of clause (d) above, subject to applicable law, may be waived by us in whole or in part at any time and from time to time until the Expiration Date (as may be extended, subject to applicable law), in each case, in the exercise of our reasonable judgment.”

To read as follows:

“The foregoing conditions are for the sole benefit of Nano and may be asserted by us regardless of the circumstances giving rise to any such conditions so long as they are not caused by any action or inaction of any member of Nano, and, in the case of clause (d) above, subject to applicable law, may be waived by us in whole or in part at any time and from time to time until the Expiration Date (as may be extended, subject to applicable law), in each case, in the exercise of our sole judgment.”

In addition, the information in the Offer to Purchase, the related Letter of Transmittal, the Form of Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Notice of Objection, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E) and (a)(1)(F), respectively, is being amended and/or supplemented by the Supplement, filed herewith as Exhibit (a)(1)(I), the related Amended Letter of Transmittal, filed herewith as Exhibit (a)(1)(J), the Amended Form of Notice of Guaranteed Delivery, filed herewith as Exhibit (a)(1)(K), the Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed herewith as Exhibit (a)(1)(L), the Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed herewith as Exhibit (a)(1)(M), the Amended Notice of Objection, filed herewith as Exhibit (a)(1)(N) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

NO.	DESCRIPTION
(a)(1)(I)	Supplement to Offer to Purchase, dated June 27, 2023.
(a)(1)(J)	Amended Letter of Transmittal.
(a)(1)(K)	Amended Form of Notice of Guaranteed Delivery.
(a)(1)(L)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(M)	Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(N)	Amended Notice of Objection.
(a)(5)(S)	Press Release issued by Nano on June 27, 2023.
(a)(5)(T)	Special Tender Offer Information Website, launched by Nano, as amended on June 27, 2023.
(a)(5)(U)	Digital Advertising Campaign, continued by Nano, on June 27, 2023.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

NANO DIMENSION LTD.
By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer

Dated: June 27, 2023

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated May 25, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Notice of Objection.
(a)(1)(G)***	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(1)(H)*	Summary Advertisement as published in the New York Times on May 25, 2023.
(a)(1)(I)**	Supplement to Offer to Purchase, dated June 27, 2023.
(a)(1)(J)**	Amended Letter of Transmittal.
(a)(1)(K)**	Amended Form of Notice of Guaranteed Delivery.
(1)(1)(L)**	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(M)**	Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(N)**	Amended Notice of Objection.
(a)(5)(A)*	Press Release issued by Nano on May 25, 2023.
(a)(5)(B)*	Investor Presentation by Nano, dated May 25, 2023.
(a)(5)(C)*	Press Release issued by Nano on May 30, 2023.
(a)(5)(D)*	Investor Presentation by Nano, dated May 30, 2023.
(a)(5)(E)*	Transcript of conference call held by Nano on May 30, 2023.
(a)(5)(F)*	Press Release issued by Nano on June 8, 2023.
(a)(5)(G)*	Investor Presentation by Nano, dated June 8, 2023.
(a)(5)(H)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 8, 2023.
(a)(5)(I)*	Special Tender Offer Information Website, launched by Nano, as amended on June 15, 2023.
(a)(5)(J)*	Press Release issued by Nano on June 13, 2023.
(a)(5)(K)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 13, 2023.
(a)(5)(L)*	Digital Advertising Campaign, launched by Nano, on June 13, 2023.
(a)(5)(M)*	Digital Advertising Campaign, continued by Nano, on June 14, 2023.
(a)(5)(N)*	Press Release issued by Nano on June 15, 2023.
(a)(5)(O)*	Transcript of Video Message to Stratasys Shareholders, issued by Nano, on June 15, 2023.
(a)(5)(P)*	Press Release issued by Nano on June 21, 2023.
(a)(5)(Q)*	Special Tender Offer Information Website, FAQ Page, launched by Nano, as amended on June 21, 2023.
(a)(5)(R)*	Digital Advertising Campaign, continued by Nano, on June 21, 2023.
(a)(5)(S)**	Press Release issued by Nano on June 27, 2023.
(a)(5)(T)**	Special Tender Offer Information Website, launched by Nano, as amended on June 27, 2023.
(a)(5)(U)**	Digital Advertising Campaign, continued by Nano, on June 27, 2023.
(b) – (h)	Not applicable.
107*	Filing Fee Table.

____________

*        Previously filed.

**      Filed herewith.

***    To be filed by amendment.